FILED BY MCGLEN INTERNET GROUP, INC. (COMMISSION FILE NO. 000-27828) PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933. IN ADDITION, MCGLEN INTERNET GROUP, INC. DEEMS THIS COMMUNICATION TO BE FILED UNDER RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934.

ON JANUARY 24, 2001, MCGLEN INTERNET GROUP, INC. (COMMISSION FILE NO. 000-27828) ISSUED THE FOLLOWING PRESS RELEASE:


                                                                [migs logo here]


CONTACT INFORMATION:
Grant Trexler, CFO         Marty Tullio            George Garcy or Chris Davey
Mcglen Internet Group      Investor Relations      Global Integrated
949.851-8078, ext. 384     949.566-9860            Business Solutions
                           Marty@InvestorRR.com    212.785-3030


FOR IMMEDIATE RELEASE

January 24, 2001


           MCGLEN INTERNET GROUP ANNOUNCES PRELIMINARY FOURTH QUARTER
                              AND CORPORATE UPDATE

     MCGLEN'S INITIATIVE TO BECOME OPERATIONALLY PROFITABLE PROGRESSING WITH INCREASED PROFIT MARGINS, REDUCED DEBT AND SIGNIFICANTLY DECREASED EXPENSES


TUSTIN, CA - January 24, 2001 - Mcglen Internet Group Inc. (Nasdaq: MIGS) today announced that it expects revenue for the fourth quarter ended December 31, 2001 to be approximately $5.6 million, a slight improvement over its third quarter ended September 30, 2000. The company expects to finish the 2000 fiscal year at approximately $31 million in revenue.

PRELIMINARY HIGHLIGHTS, SUBJECT TO FINAL AUDIT:

FOURTH QUARTER MARGINS IMPROVE BY 57% OVER THE SECOND QUARTER AND 37% OVER THE THIRD QUARTER. According to Mcglen chief financial officer Grant Trexler, the Company's gross margin for the quarter increased to approximately 11 percent of sales, from 8 percent in the third quarter and 7 percent in the second quarter. "The significant improvement of gross margins can be attributed to a strategic decision made in July," commented Mcglen chairman Peter Janssen. "We took an in depth look at our business model and decided to focus on a core group of high-margin products from quality suppliers. We also targeted our repeat customers, an area where the Company believes it has a competitive advantage."

WORKING CAPITAL INCREASED BY $1.7 MILLION AND DEBT REDUCED BY 33%. The company used a portion of its founders pool of 10 million shares, established last August, to improve its balance sheet without additional dilution to shareholders.

EXPENSES REDUCED BY 40 PERCENT OVER THE THIRD QUARTER AND LOSS SUBSTANTIALLY NARROWED. The Company expects to report sharply reduced expenses as its programs from the third quarter kick in. Trexler noted that the Company continued to significantly reduce its expenses and expects its sales, general and administrative (SG&A) expenses for the quarter to be reduced by as much as 40 percent when compared to the Company's SG&A expenses posted for its preceding third quarter ended September 30, 2000.

INVESTMENT BANKING AGREEMENT, MERGER AND INTERIM OPERATING AGREEMENT ANNOUNCED

"The improvements in the fourth quarter have been derived from our core business without the expected benefits available through our proposed merger with Lan Plus," noted Janssen. "We believe the merger will offer the company substantial growth opportunities. At the culmination of the merger, which is subject to customary closing conditions, including shareholder and regulatory approval, Mcglen and Lan Plus should represent, on a pro forma basis, a $100 million revenue computer and electronic component company with a significant presence in its marketplace. We strongly believe our current stock price does not reflect the potential value to be gained from the proposed merger of the two companies."

Mcglen retained Josephthal and Co., a full service, New York-based investment banking firm, to advise on both the merger and other capital market activities.

NASDAQ LISTING ISSUES AND CULMINATION OF THE MERGER
The audit of Lan Plus has recently been completed and the company expects to file with the SEC all merger related information required for regulatory and shareholder approval. "While we made great strides during the quarter," continued Janssen, "as previously reported, we have received notification from Nasdaq that we do not satisfy certain continued listing requirements on the Nasdaq SmallCap System. We will be meeting with Nasdaq to discuss what steps the Company can take to bring Mcglen into compliance."


ABOUT LAN PLUS CORPORATION
Lan Plus manufactures computers and turnkey computer offerings through high profile business partners in the retail, catalog, telemarketing, as well as other industries. Lan Plus markets its products under the Northgate, Protek, e-Pcdirect and Netway brands as well as through private label programs with systems integrators and resellers. Visit the Lan Plus web site at http://www.lan-plus.com.

ABOUT MCGLEN INTERNET GROUP, INC.
Mcglen Internet Group (NASDAQ:MIGS) is focused on providing specialty technology, components and memory products through its Business-to-Business
(B2B) storefront exchanges. Mcglen provides unlimited global access to "difficult to source" technology-oriented products and services. Mcglen operates three B2B storefronts at the following Internet addresses: http://www.mcglen.com, a B2B site targeted at IT and IS professionals; http://www.accessmicro.com, a B2B site targeted at resellers, integrators and small office customers; and http://www.techsumer.com, a B2B site targeted at mobile professionals. For more information about Mcglen Internet Group, visit the corporate Web site at www.mcglen.net.

THIS MATERIAL IS NOT A SUBSTITUTE FOR THE PROXY STATEMENT/PROSPECTUS MCGLEN WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH ITS MERGER WITH LAN PLUS. INVESTORS ARE URGED TO READ THAT DOCUMENT BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY MCGLEN WILL BE AVAILABLE FREE OF CHARGE AT THE SEC'S WEBSITE (WWW.SEC.GOV) AND FROM MCGLEN.

MCGLEN, ITS DIRECTORS AND CERTAIN OF ITS EXECUTIVE OFFICERS MAY BE CONSIDERED PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED ACQUISITION. INFORMATION CONCERNING MCGLEN'S DIRECTORS AND EXECUTIVE OFFICERS CAN BE FOUND IN THE DOCUMENTS FILED BY MCGLEN WITH THE SEC. ADDITIONAL INFORMATION REGARDING THE PARTICIPANTS IN THE SOLICITATION WILL BE CONTAINED IN THE PROXY STATEMENT/PROSPECTUS.

Safe Harbor
THE STATEMENTS IN THIS PRESS RELEASE THAT RELATE TO FUTURE RESULTS, MARKET PENETRATION, PROJECTED REVENUE GROWTH, PROFITABILITY TRENDS, ANTICIPATED BENEFITS OF THE PROPOSED MERGER AND ANTICIPATED REVENUES FOLLOWING THE MERGER, ARE FORWARD-LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES ASSOCIATED WITH DEMAND FOR THE COMPANY'S PRODUCTS AND SERVICES, DEVELOPMENT OF MARKETS FOR THE COMPANY'S PRODUCTS AND SERVICES AS WELL AS THE COMPANY'S ABILITY TO COMPLETE THE MERGER WITH LAN PLUS CORPORATION. ACTUAL RESULTS, EVENTS AND PERFORMANCE COULD DIFFER MATERIALLY. READERS ARE THEREFORE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE OF THIS NEWS RELEASE. MCGLEN INTERNET GROUP UNDERTAKES NO OBLIGATION TO RELEASE PUBLICLY THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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